Mail Stop 3561

October 31, 2008

Via Fax & U.S. Mail

Mr. Qinqjie Zhao
President and Chief Executive Officer
Wonder Auto Technology, Inc.
No. 16 Yulu Street
Taihe District
Jinhou City, Liaoning
People's Republic of China, 121013

      Re: **Wonder Auto Technology, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed February 20, 2008
               File No. 1-33648

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K

Make Good Escrow Agreement, page 35

1. We note the disclosure on page 35 which indicates that the Company's two stockholders' Choice Inspire Limited ("CIL") and Empower Century Limited ("ECL") entered into an escrow agreement with the investors in a private placement which provided that CIL and ECL would provide certain "make good" provisions to the investors. Under these provisions, CIL and ECL deposited 3,300,000 shares into escrow which would be delivered pro rata to the investors in the event that certain net income thresholds were not achieved during 2006 and 2007. The arrangement also provided that in the event that net income thresholds were met, the shares would be released back to CIL and ECL and the Company would recognize expense equal to the fair value of the shares at the date of the release.

    We also note the disclosure indicating that Wonder achieved its net income thresholds for both 2006 and 2007 and on February 8, 2007 and February 2, 2008, stockholders' of CIL and ECL surrendered their right to receive the 3,300,000 shares in escrow and agreed to "gift" the escrowed shares to Xiangdong Gao, who is the owner of 26.91% of CIL's outstanding capital stock. We further note the disclosure indicating that since the escrowed shares were forfeited through the gift to Mr. Gao and neither released to the investors nor released to either CIL or ECL, the Company did not recognize any expense in connection with the release of the escrowed shares.

    Please note that we do not believe the fact that CIL and ECL "surrendered" their right to receive the shares and instead relinquish such right to Mr. Goa as a "gift" relieves the Company of its requirement to recognize compensation expense for the shares released from escrow since CIL and ECL were entitled to receive the shares pursuant to the original escrow arrangement as a result of the Company achieving certain net income thresholds for 2006 and 2007. Furthermore, although CIL and ECL did surrender their rights to receive the escrowed shares, these rights were transferred to Mr. Gao, a principal shareholder of CIL. In accordance with the guidance in SAB Topic 5:T, we believe the Company's financial statements should be revised to reflect expense for the fair value of the shares released from escrow as a result of the Company's achievement of the related net income thresholds during 2006 and 2007 since the shares were transferred to a principal shareholder of CIL.

Item 7.A Quantitative and Qualitative Disclosure About Market Risk, page 39

Foreign Exchange Risk

2. Your current disclosures regarding your exposure to changes in foreign exchange rates does not comply with the suggested formats outlined in Item 305(a) of Regulation S-K. Please revise your disclosures regarding your exposure to changes in foreign exchange rates in future filings so that they are presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

3. We note the disclosure on page 61 discussing the purchases of raw materials and sales of finished goods to the Company's stockholders during 2007. Please revise the notes to the Company's financial statements in future filings to disclose the nature and significant terms of all transactions between the Company and its stockholders or their affiliates. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Wonder Auto Technology Inc. Financial Statements

Note 4. Summary of significant accounting policies

Principles of Consolidation

4. We note that in connection with the acquisition of the remaining 79.59% interest in Jinzhou Wanyou during 2007, you allocated only a relatively small portion of the purchase price to specifically identifiable intangible assets consisting of customer contracts, with the remaining portion of the excess purchase price allocated to goodwill. Please explain in further detail how the Company determined the fair value of the customer contracts acquired as part of this acquisition transaction. Also, please explain why no additional identifiable intangible assets such as production backlog, customer relationships, patents, trademarks or tradenames, favorable or unfavorable lease arrangements or other contracts, were recognized in connection with this acquisition transaction. If any other identifiable intangibles were determined to have little or no value, please explain in detail your basis for this conclusion.

5. In addition, please revise the notes to your financial statements in future filings to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in

paragraph 51b of SFAS No.141.

Government Grant

6. We note from the Company's statement of operations for 2007 that the company recognized $1,496,547 of government grant income during 2007. Please tell us and explain in the notes to your financial statements whether there are any circumstances under which such amounts could be required to be repaid by the Company. Also, please tell us and explain in the notes to your financial statements whether there are any specific conditions or requirements for use of the funds received. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2008
Note 1. Corporate Information

7. We note from the disclosure in Note 1 to the interim financial statements, that under the terms of the Stock Purchase Agreement for the 22.49% equity interest in Money Victory Limited, Wonder may upon 30 days written notice, require the seller of the interest to repurchase shares of Money Victory owned by Wonder for cash at a price that equates to an annualized return to Wonder of no less than 20% of the amount originally invested in Money Victory. We also note that Wonders' investment in Money Victory is also subject to a "make good" provision under which the seller may be required to transfer 347,222 shares and 347,222 shares of Golden Elephant to wonder at zero consideration in the event that Nevstar fails to attain net income of $10 million in 2008 and $14 million in 2009. Please tell us and revise the notes to your financial statements in future filings to explain what if any accounting recognition was given to the put rights that you hold with respect to your investment in Money Victory Limited. Additionally, please tell us and explain in the notes to your financial statements the planned accounting treatment to be used in the event you receive shares of Golden Elephant under the terms of the make good provision of the agreement with the seller. As it appears the purchase price for your investment in Money Victory assumed the net income targets would be achieved by Nevstar, we do not believe that any shares of Golden Elephant that are received as a result of this arrangement would result in an increase in your investment.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information

required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Louis A. Bevilacqua, Esq.
(202) 654-1804